UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For February 2025

Commission File No. 001-41772

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

This Form 6-K is being filed to include the unaudited consolidated financial statements of ESGL Holdings Limited (the “Company”) for the six month period ended June 30, 2024 (including Management’s Discussion and Analysis of Financial Condition and Results of Operations for such period), which financial statements and discussion were previously disclosed in the Company’s final prospectus filed with the Securities and Exchange Commission (“SEC”) on December 20, 2024 and the Company’s prospectus supplement filed with the SEC on January 17, 2025.

The following exhibits are attached:

EXHIBIT NO.	DESCRIPTION
99.1	Unaudited Consolidated Financial Statements as of June 30, 2024
EX-101 INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
EX-101 SCH	Inline XBRL Taxonomy Extension Schema Document
EX-101 CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
EX-101 DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
EX-101 LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
EX-101 PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion contains forward-looking statements that involve risks and uncertainties. The Company and its subsidiaries’ (collectively, the “ Group”) actual results and the timing of events could differ materially from those anticipated in these forward- looking statements as a result of various factors, including those set forth under “Risk Factors” in the Company’s filings with the Securities and Exchange Commission.

Overview

ESGL is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, the Group conducts all its operations through its operating entity incorporated in Singapore, ESA.

The Group is a waste management, treatment and recycling company involved in the collection and recycling of hazardous and non-hazardous industrial waste from customers such as pharmaceutical, semiconductor, petrochemical and electroplating companies. The Group currently has two revenue streams, from: (i) services income which is primarily comprised of the fees charged to customers for the provision of waste collection and disposal services, which fees are similar to those charged by the Group’s competitors, and (ii) the sales and trading of its circular products made from recycled waste, which is believed to make the Group a unique and environmentally-friendly offering in the marketplace.

The Ordinary Shares being registered for resale in connection with this offering will constitute a considerable percentage of our “public float” (defined as the number of our outstanding Ordinary Shares held by non-affiliates). The Selling Shareholders named herein beneficially own in the aggregate 17,241,380 Ordinary Shares registered for resale hereunder, which is equal to approximately 42.8% of our outstanding Ordinary Shares. The Selling Shareholders will be able to sell all of their Ordinary Shares for so long as the registration statement of which this prospectus forms a part is available for use. In addition, the Ordinary Shares being registered for resale hereunder were purchased by the Selling Shareholders at a price below the current market price of our Ordinary Shares. Given the substantial amount of redemptions in connection with the Business Combination and the relative lack of liquidity in our stock, sales of our Ordinary Shares under the registration statement of which this prospectus is a part could result in a significant decline in the market price of our securities.

Factors Affecting the Group’s Performance and Related Trends

The Group believes that the key factors affecting its performance and financial performance include:

(i)	Continuous Engagement with the Group’s Customers: The Group benefits from its unique approach to waste handling — captive consumption, which has allowed it to capture customers from the target market segment of multinational corporations that aim to meet their environmental, social and governance goals. The Group’s revenue growth largely depends on its ability to retain current customers and attract new customers, including its ability to form relationships with and manage an increasing number of customers. In addition to the traditional means of attracting potential customers via emails, business brochures and LinkedIn, ESA is also a member of the Waste Management Recycling Association of Singapore and the United Nations Global Compact where it actively participates in industry forums to promote the Group’s brand and awareness of sustainable solutions, which has resulted in a substantial increase in customer engagement.

(ii)	Manufacturing Activities: The Group derives part of its revenue by charging a disposal fee for the use of its collection and disposal service. Since the Group’s core business is tied to the volume of waste generated by its customers, its revenue growth could be influenced by manufacturing activities which are affected by the global supply and demand, as well as macroeconomic conditions.

(iii)	Commodities Price: The Group derives part of its revenue from the sales and trading of its circular products, which typically include zinc, precious metals and base metals. As such, the prevailing market prices and the demand of these commodities will also determine the Group’s profitability and the sale of each commodity, respectively.

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(iv)	Inflation: While many of the economies in Asia have experienced rapid growth over the last two decades, they currently are experiencing inflationary pressures, and the rate of growth is slowing down. The economy in Singapore and globally has experienced general increases in certain operating costs and expenses, such as employee compensation and office operating expenses as a result of higher inflation. Average wages in Singapore are expected to continue to increase and the Group expects that its employee costs, including wages and employee benefits, will continue to increase. Unless the Group is able to control its employee costs or pass them on to its clients, its financial condition, and results of operations may be adversely affected.

As governments in Asia (and worldwide) take steps to address current inflationary pressures, there may be significant changes in the availability of bank credit, commercial reasonability of interest rates, limitations on loans, restrictions on currency conversions and foreign investment rules, thereby restricting the availability of credit and reducing economic growth. Inflation, actions that may be implemented to combat inflation and public speculation about any possible additional actions also may contribute materially to economic uncertainty in Asia (and worldwide) and accordingly weaken investor confidence, thus adversely impacting economic growth and causing decreased economic activity, which in turn could lead to a reduction in demand for the Group’s products and services, and consequently have a material adverse effect on its businesses, financial condition and results of operations. Conversely, more lenient government policies and interest rate decreases may trigger increases in inflation and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect the Group’s business. There also may be imposition of price controls. If prices for the Group’s waste disposal services and/or its circular products rise at a rate that is insufficient to compensate for the rise in the costs of supplies and operations, it may have an adverse effect on the Group’s profitability. If these or other similar restrictions are imposed by a government to influence the economy, it may lead to a slowing of economic growth.

(v)	Government Regulations in Singapore: The Group’s operating subsidiary, ESA, is incorporated, and its operations and assets are all located, in Singapore. Accordingly, the Group’s business could be influenced by economic policies and initiatives undertaken by the Singapore government, changes in the Singapore business or regulatory environment affecting its customers and changes in the Singapore government policy on waste management. Unfavorable changes could affect demand for services that the Group provides and could materially and adversely affect its results of operations. Although the Group has generally benefited from Singapore’s economic growth and the policies to encourage the improvement of waste management, it is also affected by the complexity, uncertainties and changes in the Singapore economic conditions and regulations governing the waste industry.

Results of Operations

Comparison of the Six Month Period Ending June 30, 2024 Compared with Six Month Period ending June 30, 2023

	Unaudited
	For the Period Ended June 30,			Percentage
	2024	2023	Change	Change
	(US$)	(US$)	(US$)%
Revenue	3,487,879	3,394,313	93,566	2.76%

Other income	282,213	189,335	92,878	49.05%

Cost of inventory	(78,366)	(407,291)	(328,925)	-80.76%

Logistics costs	(264,638)	(792,079)	(527,441)	-66.59%

Operating expenses	(2,262,170)	(1,630,586)	631,584	38.73%

Finance expense	(147,128)	(158,912)	(11,784)	-7.42%

Depreciation and amortization	(1,340,734)	(1,185,034)	155,700	13.14%

Loss before income tax	(322,944)	(590,254)	(267,310)	-45.29%

Income tax expense	(148,480)	(39,000)	109,480	280.72%

Net loss and comprehensive loss	(471,424)	(629,254)	(157,830)	-25.08%

Loss per share	(0.03)	(0.10)	(0.06)	-65.87%

Weighted average number of shares	14,000,514	6,378,267

Revenue

The Group derives its revenue from (i) the sales and trading of its circular products and (ii) waste disposal services which generally comprises the disposal fees it charges its customers for waste collection and disposal services. For the period ended June 30, 2024 (1H 2024”), total revenue for the Group increased marginally by 2.76% from approximately US$3.4 million to approximately US$3.5 million. The increase was mainly due to higher waste disposal services which increased by approximately US$0.6 million (29.2%) compared to the period ended June 30, 2023 (“1H 2023”). This offsets the decrease in sales of circular products which declined approximately US$0.5 million (39.1%) in 1H 2024 compared to 1H 2023. Lower circular products sales were mainly due to decrease in sales of base metal, copper and nickel.

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Other Income

Other income increased by approximately US$93,000 (49.1%) in 1H 2024 due mainly to favorable exchange rates movements which compensated for decrease in other income from warehousing and logistic service, government grants and interest.

	Unaudited
	For the Period Ended June 30,
				Percentage
	2024	2023	Change	change %
	US$	US$	US$	%
Foreign exchange gain	264,158	65,015	199,143	>100%
Interest income	3	12,002	(11,999)	-100.0%
Gain from disposal of motor vehicle	-	2,130	(2,130)	-100.0%
Government grants	18,052	33,511	(15,459)	-46.1%
Grant from AEPW1	-	40,320	(40,320)	-100.0%
Warehousing and logistic services	-	36,357	(36,357)	-100.0%
	282,213	189,335	92,878	49.1%

Cost of Inventory

The Group’s cost of inventory represents costs and expenses attributable to the provision of its circular products. The Group’s cost of inventory decreased by approximately US$329,000 or 80.8% from approximately US$407,000 for the period ended June 30, 2023 to approximately US$78,000 for the period ended June 30, 2024, which is in line with the decrease in product sales mentioned above.

Logistics Costs

The Group’s logistics costs represent costs attributable to the collection of waste and the delivery of its circular products. The Group’s logistics costs decreased by approximately US$527,000 or 66.6% from approximately US$792,000 for the period ended June 30, 2023 to approximately US$264,000 for the period ended June 30, 2024. The lower logistics costs were mainly due to a decrease in transportation costs and packaging costs such as containers for liquid hazardous waste   and drums. The latter contributed to a decrease in logistics costs of approximately US$321,000. In 1H 2024, notwithstanding the increase in total waste disposal revenue of approximately US$607,000 (29.2%), the Group’s disposal of hazardous liquid waste decreased by approximately US$387,000 (45.8%) compared to the same period last year. This resulted in lower costs incurred for containers used to transport such hazardous liquid waste. This decrease in volumes of liquid hazardous waste was a temporary measure to allow the Group to invest in safety equipment to comply with new regulatory requirements.

Operating Expenses

Operating expenses for the period ended June 30, 2024 mainly comprise of employee benefits expense, foreign worker levy, insurance expense, professional fees, rental and disposal expenses.

Employee benefits expense in 1H 2024 increased by approximately US$411,000 (64.3%) from approximately US$639,000 for the period ended June 30, 2023 to approximately US$1.0 million due mainly to higher directors’ fees and remuneration which increased by approximately US$326,000 and staff salaries and bonus which increased by approximately US$52,000.

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Other operating expenses are mainly as follows:

	Unaudited
	For the Period Ended June 30,
				Percentage
	2024	2023	Change	change %
	US$	US$	US$	%
Foreign worker levy	82,944	78,335	4,609	5.9%
Insurance	189,192	38,647	150,545	>100%
Professional fees	285,343	291,303	(5,960)	-2.0%
Property tax	54,293	54,630	(337)	-0.6%
Rental and storage	211,561	214,175	(2,614)	-1.2%
Utilities	36,889	92,045	(55,156)	-59.9%
Upkeep, repair and maintenance	58,165	53,392	4,773	8.9%
Chemical and incineration fees	189,545	70,378	119,167	>100%
Bank service charges	3,528	45,878	(42,350)	-92.3%
Others	25,172	52,743	(27,571)	-52.3%
	1,212,273	991,526	220,747	22.3%

Insurance expense in 1H 2024 increased by approximately US$150,000 due mainly to D&O insurance premium incurred after the business combination. Disposal and incineration fees increased by approximately US$119,000 in 1H 2024 due to collection of mesh clay, a new waste material from a customer.

Finance expense

Total interest expense in 1H 2024 was approximately US$9,400 (-7.2%) lower than the same period last year due mainly to interest being paid on reducing bank loan balances.

Depreciation and Amortization

The Group’s depreciation and amortization expenses increased by approximately US$156,000 (13.1%)   due to increase in intangible assets such as self-developed software tailored to our operational requirements.

Net Loss

As a result of the foregoing, the Group recorded a net loss of approximately US$471,000 for the period ended June 30, 2024. This is approximately US$158,000 (25.1%) lower than the loss incurred in 1H 2023.

Comparison of the Years Ended December 31, 2023 and 2022

	For the Year Ended December 31,
				Percentage
	2023	2022	Change	Change
	(US$)	(US$)	(US$)	(%)
Revenue	6,164,173	4,992,034	1,172,139	23.5%
Other income	169,819	396,373	(226,554)	-57.2%
Cost of inventory	977,619	1,093,194	(115,575)	-10.6%
Logistics costs	925,225	689,762	235,463	34.1%
Operating expenses	3,466,606	2,460,951	1,005,655	40.9%
Finance expense	388,717	246,359	142,358	57.8%
Depreciation and amortization	2,354,839	2,300,252	54,587	2.4%
Listing expenses	93,067,324	981,701	92,085,623	>100%
Loss before income tax	(94,846,338)	(2,383,812)	(92,462,526)	>100%
Income tax expense	133,000	8,000	125,000	>100%
Net loss	(94,979,338)	(2,391,812)	(92,587,526)	>100%

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Revenue

The Group derives its revenue from (i) the sales and trading of its circular products and (ii) waste disposal services which generally comprises the disposal fees it charges its customers for waste collection and disposal services. The Group’s revenue increased by approximately US$1.2 million or 23.5% from approximately US$5.0 million for the year ended December 31, 2022 (“FY2022”) to approximately US$6.2 million for the year ended December 31, 2023 (“FY2023”), primarily attributable to the increase in waste disposal services which rose by approximately US$1.6 million or 71.8%. The increase from waste disposal services was offset by a decrease in sales of circular products by approximately US$0.4 million (16%) compared to the last financial year.

The decrease in sales of circular products was primarily attributable to (i) the lack of zinc sales in 2023. Sales of zinc fell from approximately US$1.2 million in FY2022 to zero in FY2023. The Group pivoted away from sales of zinc due primarily to higher costs related to such transactions; (ii) the decrease in sales of precious metals of approximately US$0.75 million or 78.2% from approximately US$0.96 million for the year ended December 31, 2022 to approximately US$0.21 million for the year ended December 31, 2023, (iii) offset by increase in sales of base metals which increased approximately by US$1.5 million (>100%) to approximately US$2.1 million for the year ended December 31, 2023 from approximately US$0.59 million in the previous financial year primarily due to the availability of materials, feasible freight charges and scheduling.

The Group’s revenue generated from waste disposal services increased by approximately US$1.6 million or 71.8% from approximately US$2.2 million for the year ended December 31, 2022 to approximately US$3.9 million for the year ended December 31, 2023, primarily due to the increase in higher demand for ESGL’s disposal services of solid industrial wastes, waste plastics, waste wood and chemical wastes. In FY2023, ESGL was awarded larger quantum contracts for such services from its major semi-conductor customers.

Other Income

The Group’s other income is mainly comprised of (i) grants, (ii) warehousing and logistics services, and (iii) interest income. The following table sets out the breakdown of other income for the periods indicated:

	For the Year Ended December 31,
				Percentage
	2023	2022	Change	change %
	US$	US$	US$	%
Interest income	18,308	4	18,304	>100%
Gain from disposal of motor vehicle	-	26,586	(26,586)	-100.0%
Government grants	42,819	76,588	(33,769)	-44.1%
Grant from AEPW[1]	72,000	116,000	(44,000)	-37.9%
Warehousing and logistic services	36,357	175,650	(139,293)	-79.3%
Others	335	1,545	(1,210)	-78.3%
	169,819	396,373	(226,554)	-57.2%

1The Alliance to End Plastic Waste (“AEPW”) is an industry-founded and funded non-governmental and non-profit organization based in Singapore. Founding members include BASF, Chevron Phillips Chemical, ExxonMobil, Dow Chemical, Mitsubishi Chemical Holdings, Proctor & Gamble and Shell.

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The Group’s other income decreased by approximately US$226,000 or -57.2% from approximately US$396,000 for the year ended December 31, 2022 to approximately US$170,000 for the year ended December 31, 2023. Such decrease was primarily attributable to (i) the decrease in warehousing and logistic services which decreased by approximately US$139,000 (-79.3%) in FY2023 compared to the prior financial year as the warehousing arrangements were terminated and the Group utilized the space for its own operations, and (ii) the decrease in grant from AEPW of approximately US$44,000 or -37.9% from approximately US$116,000 for the year ended December 31, 2022 to approximately US$72,000 for the year ended December 31, 2023 as the grant from AEPW draws to a close in 2023. and (iii) the decrease in government grants of approximately US$34,000 or -44.1% as the Group had received less employment related subsidies under the Job Growth Incentive Scheme.

Cost of Inventory

The Group’s cost of inventory represents costs and expenses attributable to the provision of its circular products. The Group’s cost of inventory decreased by approximately US$115,000 or -10.6% from approximately US$1.1 million for the year ended December 31, 2022 to approximately US$978,000 for the year ended December 31, 2023, which is in line with the decrease in product sales such as zinc as mentioned above.

Logistics Costs

The Group’s logistics costs represent costs attributable to the collection of waste and the delivery of its circular products. The Group’s logistics costs increased by approximately US$235,000 or 34.1% from approximately US$690,000 for the year ended December 31, 2022 to approximately US$925,000 for the year ended December 31, 2023, which is in line with the increased demand for disposal services of wastes and the overall increase of Group’s business operations.

Operating Expenses

The Group’s operating expenses mainly comprise employee benefits expense and other operating expenses. The Group’s operating expenses increased by approximately US$1.0 million or 40.9%, from approximately US$2.4 million for the year ended December 31, 2022 to approximately US$3.4 million for the year ended December 31, 2023, primarily attributable to the overall increase in employee benefits expense which increased by approximately US$431,000 (46.2%) from approximately US$933,000 to US$1.4 million, and other operating expenses as detailed below.

Employee Benefits Expense

Employee benefits expense is mainly comprised of (i) salaries, wages and bonuses, (ii) directors’ remuneration, (iii) employer’s contribution to defined contribution plans including Central Provident Fund, and (iv) other short-term benefits, including compulsory skills development levy imposed in Singapore, administrative expenses relating to the application and/or renewal of work permits for foreign staff, medical expenses, staff insurance, staff welfare and training expenses, less (v) the amount capitalized as internal development of intangible assets. The following table sets out the breakdown of employee benefits expense for the periods indicated:

	For the Year Ended December 31,
				Percentage
	2023	2022	Change	change %
	US$	US$	US$	%
Salaries, wages and bonuses	2,258,195	1,571,124	687,071	43.7%
Directors’ remuneration	272,659	211,853	60,806	28.7%
Directors’ fees	52,252	-	52,252	nm
Employer’s contribution to defined contribution plans including Central Provident Fund	142,749	107,263	35,486	33.1%
Other short term benefit	26,943	54,077	(27,134)	-50.2%
	2,752,798	1,944,317	808,481	41.6%
Less: Amount capitalized as internal development of intangible assets	(1,388,584)	(1,011,193)	(377,391)	37.3%
	1,364,214	933,124	431,090	46.2%

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The Group’s employee benefits expense increased by approximately US$431,000 or 46.2% from approximately US$933,000 for the year ended December 31, 2022 to approximately US$1.4 million for the year ended December 31, 2023. Such increase in employee benefits expense was primarily attributable to (i) the increase of salaries, wages and bonuses of approximately US$687,000 or 43.7% from approximately US$1.6 million for the year ended December 31, 2022 to approximately US$2.3 million for the year ended December 31, 2023 mainly due to higher headcount as the Group geared up for higher production to meet increased customer’s demands, and (ii) higher Directors’ remuneration of approximately US$61,000 or 28.7% from approximately US$212,000 for the year ended December 31, 2022 to approximately US$273,000 for the year ended December 31, 2023, (iii) Directors’ fees for non-executive independent directors of approximately US$52,000 for which no Directors’ fees were incurred in the last financial year offset by the increase of salary expense being capitalized as internal development of intangible assets of approximately US$377,000 or 37.3% from approximately US$1.0 million for the year ended December 31, 2022 to approximately US$1.4 million for the year ended December 31, 2023 and was primarily attributable to the increase in time and manpower allocated to the software development and innovation projects to develop engineering technologies in relation to the Group’s waste processing, treatment and recycling plans.

Other Operating Expenses

Other operating expenses are mainly comprised of (i) foreign exchange loss, (ii) foreign worker levy, (iii) impairment loss on receivables, (iv) insurance, (v) professional fees, (vi) property tax, (vii) rental and storage, (viii) utilities, (ix) upkeep, repair and maintenance, (x) chemical and incineration fees, and (xi) others relating to bank charges, marketing and advertising expenses, entertainment expenses, business travel expense, computer and internet expenses, telephone and internet expenses and filing and lodgment fees. The following table sets out the breakdown of other operating expenses for the periods indicated:

	For the Year Ended December 31,
				Percentage
	2023	2022	Change	change %
	US$	US$	US$	%
Foreign exchange loss	189,426	22,287	167,139	>100%
Foreign worker levy	168,137	97,703	70,434	72.1%
Impairment loss on receivables	-	44,271	(44,271)	-100.0%
Insurance	55,694	43,589	12,105	27.8%
Professional fees	109,703	93,978	15,725	16.7%
Property tax	108,412	105,771	2,641	2.5%
Rental and storage	594,748	290,481	304,267	>100%
Utilities	189,982	157,974	32,008	20.3%
Upkeep, repair and maintenance	230,037	317,267	(87,230)	-27.5%
Chemical and incineration fees	396,428	229,204	167,224	73.0%
Bank service charges	50,427	8,203	42,224	>100%
Others	9,398	117,099	(107,701)	-92.0%
	2,102,392	1,527,827	574,565	37.6%

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The Group’s other operating expenses increased by approximately US$575,000 or 37.6% from approximately US$1.5 million for the year ended December 31, 2022 to approximately US$2.1 million for the year ended December 31, 2023. The increase was mainly due to (i) higher rental and storage expenses which increased by approximately U$304,000 from approximately US$290,000 in the year ended December 31, 2022 to approximately US$595,000 (>100%) in the year December 31, 2023 to cater for higher volumes of wastes collected in FY2023; (ii) increase in chemical and incineration fees from approximately US$229,000 in FY2022 to approximately US$396,000 in FY2023 as a result of higher wastes collected and treated in FY2023; (iii) higher foreign exchange loss of approximately US$189,000 in the year ended December 31, 2023 as compared to foreign exchange loss of approximately US$22,000 in the prior financial year; (iv) increase in foreign worker levy which increased by approximately US$70,000 from approximately US$98,000 in the prior financial year to approximately US$168,000 (72.1%) in the year ended December 31, 2023 on the increase in hiring to cater for higher volumes; (v) offset by a write-back of old account payables which were more than 2 years old.

Finance Expense

	For the Year Ended December 31,
				Percentage
	2023	2022	Change	change %
	US$	US$	US$	%
Interest expenses:
- Lease liabilities	55,934	28,559	27,375	95.9%
- Borrowings	284,112	217,800	66,312	30.4%
- Loans from Directors	48,671	-	48,671	nm
	388,717	246,359	142,358	57.8%

The Group’s finance expense increased by approximately US$142,000 from approximately US$246,000 in the year ended December 31, 2022 to approximately US$389,000 (57.8%) in FY2023. This was mainly due to higher interest on borrowings which increased by approximately US$66,000 in FY2023 compared to FY2022 on new bank loans drawn down in FY2023. The interest on loans from Directors also resulted in higher interest costs of approximately US$49,000 in FY2023. There was no such interest in the last financial year.

Depreciation and Amortization

The Group’s depreciation and amortization expense remain relatively unchanged for the financial years ended December 31, 2023 and 2022.

Listing expense

Listing expenses are non-recurring expenses incurred in connection with the Business Combination and are as follows:

	For the Year Ended December 31,
				Percentage
	2023	2022	Change	change %
	US$	US$	US$	%
Share issued as consideration	67,641,500	-	67,641,500	nm
Net assets of SPAC	(590,526)	-	(590,526)	nm
Revaluation of FPA	24,241,261	-	24,241,261	nm
Professional fees	1,680,198	981,701	698,497	71.2%
Printing, courier, and others	94,891	-	94,891	nm
	93,067,324	981,701	92,085,623	>100%

			Total
	Quantity	Price	Amount
Issuance of shares	6,764,150	10.00	67,641,500

Net Loss

As a result of the foregoing, the Group recorded a net loss of approximately US$95.0 million for the year ended December 31, 2023, which increased by approximately US$92.6 million or >100% as compared with a net loss of approximately US$2.4 million for the year ended December 31, 2022.

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Non-GAAP Measures

EBITDA

The Group defines EBITDA as net income (loss) before interest, taxes and depreciation and amortization.

For the years ended December 31, 2023 and 2022, EBITDA consisted of the following:

	For the Year Ended December 31,
				Percentage
	2023	2022	Change	change %
	US$	US$	US$	%
Loss before income tax	(94,846,338)	(2,383,812)	(92,462,526)	>100%
Finance expense	388,717	246,359	142,358	57.8%
Depreciation and amortization	2,354,839	2,300,252	54,587	2.4%
EBITDA	(92,102,782)	162,799	(92,265,581)	>100%
add : non-recurring expenses	93,067,324	981,701	92,085,623	>100%
	964,542	1,144,500	(179,958)	-15.7%

*Non-recurring expenses mainly relate to expenses incurred for the SPAC merger

EBITDA is a financial measure that is not calculated in accordance with IFRS, as issued by the IASB. The Group’s management uses EBITDA (i) as a measure of operating performance, (ii) for planning and forecasting in future periods, and (iii) in communications with the Group’s board of directors concerning the Group’s financial performance. The Group’s presentation of EBITDA is not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation and should not be used by investors as a substitute or alternative to net income or any measure of financial performance calculated and presented in accordance with IFRS, as issued by the IASB. Instead, the Group’s management believes EBITDA should be used to supplement the Group’s financial measures derived in accordance with IFRS, as issued by the IASB, to provide a more complete understanding of the trends affecting the business.

Liquidity and Capital Resources

ESGL was incorporated in the Cayman Islands as a holding company and it did not have active business operations as of December 31, 2023. The Group’s consolidated assets and liabilities, consolidated revenue and net income are mainly the operation results of its subsidiary in Singapore. In assessing the Group’s liquidity, the Group monitors and analyzes its cash on-hand and its operating expenditure commitments. The Group’s liquidity needs are to meet its working capital requirements and operating expense obligations. Historically, the Group has financed its operations primarily through the (i) issuance of common stock, (ii) cash generated by operations, (iii) loans from Directors and (iv) borrowings from banks. The Group has no other debt instruments other than those stated here.

11

As of December 31, 2023, the Group’s working capital was approximately negative US$13.8 million, its cash and cash equivalents amounted to approximately US$367,000, its current assets were approximately US$1.5 million and its current liabilities were approximately US$15.2 million. The negative working capital was primarily attributable to the deferred underwriting fee payable and the classification of certain bank loan balances of approximately US$5.7 million as current liabilities as the relevant bank loan agreements allow the banks to demand immediate repayments even though they were not due for repayment within a year. To date, the Group has been able to service its loan repayments and there were no indications that the banks intend to recall the loans.

The following table illustrates the maturity profile of the Group’s borrowings:

	As of December 31,
	2023 (US$)	2022 (US$)
Within 1 year or on demand	5,666,160	5,427,538
Between 1 year and 2 years	112,319	371,103
Between 2 and 5 years	-	-
Total	5,778,479	5,798,641

Interest rates for the Group’s borrowings range from a fixed rate of 2% per annum to a floating rate of 2% above the lending bank’s cost of funds on a reducing balance basis. The Group’s treasury policy is to maintain controls on all exposures, to adhere to stringent counterparty credit standards, and to actively monitor marketplace exposures.

The capital expenditure contracted for as of December 31, 2023 and 2022 but not recognized in the financial statements is approximately US$1.3 million and US$1.3 million, respectively.

On November 27, 2024 , the last reported sales price of our Ordinary Shares was $1.35 and the exercise price per share of the Warrants is $11.50. The exercise price of the Warrants is significantly higher than the current market price of our Ordinary Shares and accordingly, it is highly unlikely that Warrant holders will exercise their Warrants in the foreseeable future. Cash proceeds associated with the exercises of the Warrants are dependent on our stock price and given the recent price volatility of our Ordinary Shares and relative lack of liquidity in our stock, we may not receive any cash proceeds in relation to our outstanding Warrants.

Based on the Group’s current operating plan, the Group believes that its existing cash and cash equivalents and anticipated cash generated from operating activities will be sufficient to meet its anticipated working capital and capital expenditures for at least the next 12 months. The Group’s future working capital requirements will depend on many factors, including the rate of its revenue growth, its introduction of new products and processes, and its expansion of sales and marketing and product development activities. To the extent that the Group’s cash and cash equivalents and cash flow from operating activities are insufficient to fund its future activities, the Group may need to raise additional funds through bank credit arrangements, public or private equity or debt financing  . In April 2024, the Group successfully raised US$2.5 million from the issuance of Ordinary Shares and in August and September 2024, the Group successfully raised US$5.0 million from the issuance of Ordinary Shares.

The Group also may need to raise additional funds in the event it decides in the future to acquire businesses, technologies and products that will complement its existing operations. In the event additional funding is required, the Group may not be able to obtain bank credit arrangements or equity or debt financing on terms acceptable to it or at all.

Following the closing of the Business Combination, the Company owes substantial professional fees and expenses incurred by GUCC in connection with the Business Combination. Given the current market price of our Ordinary Shares and that Warrant holders are unlikely to exercise their Warrants in the foreseeable future for the reasons set forth above, the Company may need to raise additional capital and negotiate payment arrangements with the involved parties to address these financial obligations. In the event additional funding is required, the Group may not be able to obtain bank credit arrangements or equity or debt financing on terms acceptable to it or at all. In addition, given the substantial amount of redemptions in connection with the Business Combination and the relative lack of liquidity in our stock, sales of our Ordinary Shares under the registration statement of which this prospectus is a part could result in a significant decline in the market price of our securities, which would have a negative effect on our ability to raise additional capital.

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Cash Flows for the Periods Ended June 30, 2024 and 2023

The following summarizes the key components of the Group’s cash flows for the periods ended June 30, 2024 and 2023:

	Unaudited
	For the Period Ended
	June 30
	2024	2023
	(US$)	(US$)
Net cash (used in)/generated from operating activities	(42,780)	688,977
Net cash used in investing activities	(692,543)	(735,892)
Net cash provided by financing activities	625,063	952,137
Net (decrease)/increase in cash and bank balances	(110,260)	905,222

Operating Activities

For the period ended June 30, 2024, the Group utilized US$42,780 for its operating activities due primarily to its loss from operating activities of approximately US$323,000 and higher repayments of trade and other payables which reduced operating cashflows by approximately US$1.04 million. For the period ended June 30, 2023, the Group generated cash from operating activities of approximately US$689,000 due primarily to adjustments for favorable foreign exchange coupled with lower repayments of trade and other payables which improved operating cash flows by approximately US$479,000.

Investing Activities

Net cash used in investing activities for the period ended June 30, 2024 was approximately US$693,000 and was primarily attributable to the addition of approximately US$654,000 of intangible assets.

Net cash used in investing activities was approximately US$736,000 for the period ended June 30, 2023 and was primarily attributable to (i) the purchase of approximately US$115,000 of property, plant and equipment, and (ii) the addition of approximately US$634,000 of intangible assets.

Financing Activities

Net cash provided by financing activities was approximately US$625,000 for the period ended June 30, 2024 and was primarily attributable to (i) approximately US$2.5 million from the issuance of 10 million shares. The share issuance increased the weighted average number of shares from approximately 6.4 million shares as of December 31, 2023 to approximately 14 million shares as of June 30, 2024; and (ii) proceeds from bank borrowings of approximately US$747,000 offset by (i) repayment of approximately US$1.7 million of bank borrowings, (ii) repayment of approximately US$600,000 of underwriting fees, (iii) the repayment of approximately US$143,000 of lease liabilities, and (iv) the payment of approximately US$147,000 of interest.

Net cash provided by financing activities was approximately US$952,000 for the period ended June 30, 2023 and was primarily attributable to (i) share issuance of approximately US$754,000 and (ii) proceeds from bank borrowings of approximately US$2.2 million offset by (i) repayment of approximately US$1.8 million of bank borrowings, (ii) the repayment of approximately US$58,000 of lease liabilities, and (iii) the payment of approximately US$159,000 of interest.

Trade Receivables

The Group’s trade receivables balances remained relatively unchanged, decreasing marginally by approximately US$7,000 from approximately US$461,000 as of December 31, 2023 to approximately US$454,000 as of June 30, 2024.

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The Group seeks to maintain strict control over its outstanding receivables, and overdue balances are reviewed regularly by its senior management. The following table sets out an ageing analysis of the Group’s trade receivables that are past due but not impaired, as of the dates indicated:

	Unaudited
	June 30, 2024	December 31, 2023
	(US$)	(US$)
Less than 30 days	32,438	44,543
30 to 90 days	93,230	15,214
	125,668	59,757

As of June 30, 2024, the Group’s trade receivables that are past due but not impaired amounted to approximately US$126,000. These trade receivables were all subsequently settled as of date of this prospectus.

Average trade receivables turnover days indicates the average time required for the Group to collect cash payments from its provision of goods or services. The Group’s average trade receivables turnover days remained stable at 24 and 25 as of June 30, 2024 and December 31, 2023 respectively.

The Group has applied the simplified approach by using the provision matrix to measure the lifetime expected credit loss (“ECL”) for trade receivables.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At the end of June 30, 2024, 69.6% of total trade receivables were from three of the Group’s largest customers. As of December 31, 2023 48.0% of the total trade receivables were from three of the Group’s largest customers.

Individual credit evaluations are performed on all customers. These evaluations focus on the customer’s past history of making payments when due and current ability to pay and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Unless agreed the otherwise, trade receivables are generally due within 30 days from the date of billing. Normally, the Group does not obtain collateral from customers.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated with reference to the credit spread for each of the groupings (which taking into consideration of historical credit loss experience, average actual date of receipt, customers’ background, listing status and size as groupings of various debtors), which reflect the credit risk of the debtors, over the expected life of the debtors and are adjusted for forward-looking information that is available without undue cost or effort. As the Group’s historical credit loss experience does not indicate significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished between the Group’s different customer bases.

Expected loss rates are based on actual loss experience. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables. The movements in loss allowance for trade receivables during the periods indicated:

	Unaudited
	June 30, 2024	December 31, 2023
At January 1	46,768	46,768

Foreign exchange rates movements	(478)	-
At June 30 and December 31	46,290	46,768

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Trade Payables

Trade payables represent primarily the Group’s obligations to pay for goods or services that have been engaged in the ordinary course of business from suppliers, including purchases of raw materials and utilities, as well as payment to its logistics providers. The Group is generally granted credit periods ranging from 30 to 60 days. Trade payables decreased by approximately US$197,000 (37.3%) from approximately US$529,000 as of December 31, 2023 to approximately US$332,000 as of June 30, 2024 as the Group purchased less packaging materials for the disposal of liquid hazardous wastes.

Lease Liabilities

The Group recognized and measured lease liabilities in accordance with IFRS 16 “Leases”. The Group leases properties in Singapore mainly for use as factory space for the processing and storage of waste. The table below sets forth the breakdown of the Group’s lease liabilities as of the dates indicated:

	Unaudited
	June 30, 2024	December 31, 2023
Current	149,516	192,282
Non-current	1,852,343	1,974,524
	2,001,859	2,166,806

The Group’s lease liabilities (comprising current and non-current liabilities) decreased approximately US$165,000 from approximately US$2.2 million as of December 31, 2023 to approximately US$2.0 million as of June 30, 2024, in line with the normal utilization of the lease tenure.

Cash Flows for the Years Ended December 31, 2023 and 2022

The following summarizes the key components of the Group’s cash flows for the years ended December 31, 2023 and 2022:

	For the Year Ended
	December 31,
	2023	2022
	(US$)	(US$)
Net cash generated from operating activities	5,282,766	1,969,910
Net cash used in investing activities	(2,019,189)	(1,484,274)
Net cash used in financing activities	(3,149,215)	(370,251)
Net increase in cash and bank balances	114,362	115,385

Operating Activities

For the year ended December 31, 2023, the Group generated net cash from operating activities of approximately US$5.3 million despite a loss before income tax of approximately US$94.8 million. The significant loss before taxation was mainly due to listing expense of US$93.1 million and primarily arose from the accounting effects of the acquisition of GUCC and has no impact on operational cash flows. Net cash generated from operating activities was primarily attributable to (i) positive cash inflows after the adjustments for the depreciation of property, plant and equipment and the amortization of intangible assets of approximately US$2.4 million, and (ii) the overall improvements in working capital.

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For the year ended December 31, 2022, the Group generated net cash from operating activities of approximately US$2.0 million despite a loss before income tax of approximately US$2.4 million. This was primarily attributable to (i) positive cash inflows after the adjustments for the depreciation of property, plant and equipment and the amortization of intangible assets of approximately US$2.3 million, and (ii) the overall improvements in working capital.

Investing Activities

Net cash used in investing activities was approximately US$2.0 million for the year ended December 31, 2023 and was primarily attributable to (i) the purchase of approximately US$651,000 of property, plant and equipment, and (ii) the addition of approximately US$1.4 million of intangible assets.

Net cash used in investing activities was approximately US$1.5 million for the year ended December 31, 2022 and was primarily attributable to (i) the purchase of approximately US$503,000 of property, plant and equipment, and (ii) the addition of approximately US$1.0 million of intangible assets.

Financing Activities

Net cash used in financing activities was approximately US$3.1 million for the year ended December 31, 2023 and was primarily attributable to (i) the repayment of approximately US$3.8 million of bank borrowings, (ii) the settlement of approximately US$3.2 of promissory note to shares, (iii) the repayment of approximately US$186,000 of lease liabilities, and (iv) the payment of approximately US$389,000 of interest, which was partially offset by the share issuance of approximately US$754,000 and draw down of bank borrowings of approximately US$3.6 million.

Net cash used in financing activities was approximately US$370,000 for the year ended December 31, 2022 and was primarily attributable to (i) the repayment of approximately US$1.5 million of bank borrowings, (ii) the repayment of approximately US$186,000 of lease liabilities, and (iii) the payment of approximately US$246,000 of interest, which was partially offset by the share issuance of approximately US$1.6 million.

Trade Receivables

The Group’s trade receivables increased by approximately US$72,000 from approximately US$390,000 as of December 31, 2022 to approximately US$461,000 as of December 31, 2023, which is in line with the increase in sales as mentioned above.

The Group seeks to maintain strict control over its outstanding receivables, and overdue balances are reviewed regularly by its senior management. The following table sets out an ageing analysis of the Group’s trade receivables that are past due but not impaired, as of the dates indicated:

	For the Year Ended
	December 31,
	2023	2022
	(US$)	(US$)
Less than 30 days	44,543	22,473
30 to 90 days	15,214	1,895
More than 90 days	-	2,117
	59,757	26,485

As of December 31, 2023, the Group’s trade receivables that are past due but not impaired amounted to approximately US$60,000. These trade receivables were all subsequently settled as of date of this prospectus.

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The following table sets out the Group’s average trade receivables turnover days for the periods indicated:

Average trade receivables turnover days indicates the average time required for the Group to collect cash payments from its provision of goods or services. The Group’s average trade receivables turnover days were 25 and 23 as of December 31, 2023 and 2022, respectively. The increase in the Group’s average trade receivables turnover days as of December 31, 2023 as compared to 2022 was mainly attributable to the increased sales from the provision of waste disposal services to multi-national companies which generally require an average credit term of 60 days.

The Group has applied the simplified approach by using the provision matrix to measure the lifetime expected credit loss (“ECL”) for trade receivables.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At the end of the financial year, 48.0% of the total trade receivables were from three of the Group’s largest customers. In 2022, 48.0% of the total trade receivables were from three of the Group’s largest customers.

Individual credit evaluations are performed on all customers. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Unless agreed the otherwise, trade receivables are generally due within 30 days from the date of billing. Normally, the Group does not obtain collateral from customers.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated with reference to the credit spread for each of the groupings (which taking into consideration of historical credit loss experience, average actual date of receipt, customers’ background, listing status and size as groupings of various debtors), which reflect the credit risk of the debtors, over the expected life of the debtors and are adjusted for forward-looking information that is available without undue cost or effort. As the Group’s historical credit loss experience does not indicate significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished between the Group’s different customer bases.

Expected loss rates are based on actual loss experience. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables. The movements in loss allowance for trade receivables during the periods indicated:

	For the Year Ended December 31,
	2023 (US$)	2022 (US$)
At January 1	46,768	150,000
Impairment losses recognized	-	46,768
Amount written off as uncollectible	-	150,000
At December 31	46,768	46,768

Trade Payables

Trade payables represent primarily the Group’s obligations to pay for goods or services that have been engaged in the ordinary course of business from suppliers, including purchases of raw materials and utilities, as well as payment to its logistics providers. The Group is generally granted credit periods ranging from 30 to 60 days.

There were no significant changes to the Group’s trade payables balance for the two financial years under review.

17

Lease Liabilities

The Group recognized and measured lease liabilities in accordance with IFRS 16 “Leases”. The Group leases properties in Singapore mainly for use as factory space for the processing and storage of waste. The table below sets forth the breakdown of the Group’s lease liabilities as of the dates indicated:

	For the Year Ended
	December 31,
	2023	2022
	(US$)	(US$)
Current	192,282	185,764
Non-current	1,974,524	2,071,571
	2,166,806	2,257,335

The Group’s lease liabilities (comprising current and non-current liabilities) decreased approximately US$91,000 from approximately US$2.3 million as of December 31, 2022 to approximately US$2.2 million as of December 31, 2023, in line with the normal utilization of the lease tenure.

Capital Commitments

During the years ended December 31, 2023 and 2022, the Group incurred capital expenditures mainly for the procurement of property, plant and equipment. The following table sets out the Group’s capital expenditure contracted for as of December 31, 2023 and 2022 but not recognized in the financial statements:

	As of December 31,
	2023 (US$)	2022 (US$)
Property, plant and equipment	1,328,306	1,339,532

Off-Balance Sheet Arrangements

The Group has no off-balance sheet arrangements including arrangements that would affect its liquidity, capital resources, market risk support and credit risk support or other benefits.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, each as of the date of the financial statements, and revenues and expenses during the periods presented. On an ongoing basis, management evaluates their estimates, assumptions and judgments, and the effects of any such revisions are reflected in the financial statements in the period in which they are determined to be necessary. Management bases their estimates on historical experience and on various other factors, including expectations of future events, that they believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual outcomes could differ materially from those estimates in a manner that could have a material effect on the Group’s consolidated financial statements. While the Group’s significant accounting policies are more fully described in the notes to its consolidated financial statements appearing elsewhere in this prospectus, the Group believes that the following accounting policies and estimates are critical to the process of making significant judgments and estimates in the preparation of the Group’s financial statements and understanding and evaluating its reported financial results.

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Revenue recognition

Revenue is measured based on the consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Revenue is recognized when the Group satisfies a performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the good or service. A performance obligation may be satisfied at a point in time or over time. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

Revenue from contracts with customers

(a)	Rendering of services

Revenue from rendering of services is recognized when the entity satisfies the performance obligation at a point in time, generally when the significant acts have been completed and when transfer of control occurs, or for services that are not significant, transactions revenue is recognized as the services are provided. The Group’s primary service consists of collecting and disposing of industrial wastes for its customers.

(b)	Sale of goods

Revenue from sale of goods is recognized at a point in time when the performance obligation is satisfied by transferring a promised good to the customer. Control of the goods is transferred to the customer, generally on delivery of the goods (in this respect, incoterms are considered).

Other revenue

(c)	Interest income

Interest income is recognized using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or where appropriate, a shorter period.

Critical judgements in applying the entity’s accounting policies

(a)	Determination of functional currency

In determining the functional currency of the Group, judgment is used by the management to determine the currency of the primary economic environment in which the Group operates. Consideration factors include the currency that mainly influences sales prices of goods and services and the currency of the country whose competitive forces and regulations mainly determines the sales prices of its goods and services.

(b)	Determination of lease term of contracts with extension options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to extend the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise the extension. After the commencement date, the Group reassesses the lease term to consider whether there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to extend (e.g., construction of significant leasehold improvements or significant customization to the leased asset).

The Group includes the extension option in the lease term for leases of leasehold buildings because of the leasehold improvements made and the significant costs that would arise to replace the assets. The extension options for leases of motor vehicles are not included as part of the lease term because the Group typically leases motor vehicles for not more than five years and, hence, will not exercise the extension options.

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Critical accounting estimates and assumptions

(a)	Useful lives of property, plant and equipment

The useful life of an item of property, plant and equipment is estimated at the time the asset is acquired and is based on historical experience with similar assets and takes into account anticipated technological or other changes. If changes occur more rapidly than anticipated or the asset experiences an unexpected level of wear and tear, the useful life will be adjusted accordingly. The carrying amount of the Group’s property, plant and equipment as of December 31, 2023 was US$21,786,365 (as of December 31, 2022: US$22,493,283).

(b)	Inventory valuation method

Inventory write-down is made based on the current market conditions, historical experience and selling goods of a similar nature. It could change significantly as a result of changes in market conditions. A review is made periodically for excess inventories, obsolescence and declines in net realizable value and an allowance is recorded against the inventory balances for any such declines. The realizable value represents the best estimate of the recoverable amount and is based on the most reliable evidence available and inherently involves estimates regarding the future expected realizable value. The carrying amount of the Group’s inventories as of December 31, 2023 was US$64,184 (as of December 31, 2022: US$221,151).

(c)	Provision for expected credit losses of trade receivables

The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust historical credit loss experience with forward-looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analyzed.

The assessment of the correlation between historical observed default rates, forecasted economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecasted economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customers’ actual default in the future.

The carrying amount of the Group’s trade receivables as of December 31, 2023 was US$461,497 (as of December 31, 2022: US$389,648).

(d)	Impairment of non-financial assets

The impairment testing of non-financial assets requires assumptions about the future cash flows projections as well as about the discount rate to be applied. The assumptions used to arrive at the cash flow projections are dependent on the future market shares, the market trend and the profitability of the Group’s products.

Impairment testing of non-financial assets requires estimates about the extent and probability of the occurrence of future events. As far as possible, estimates are derived from past experience taking into account current market conditions and the stage of technological advancement.

(e)	Capitalization of intangible assets

The costs of internally generated intangible assets are capitalized in accordance with the accounting policy in Note 2.6 to the financial statements. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a development project has reached a defined milestone according to an established project management model. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits. The carrying amount of the intangible assets as of December 31, 2023 was US$2,381,465 (as of December 31, 2022: US$1,845,912).

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The Group’s internally generated intangible assets consist of software development projects. These include an inventory management system, a proprietary software for tracking real time used catalytic converters to facilitate buying and selling decisions, a database to facilitate reporting, analysis and certification in its laboratory, a thermal treatment and desiccation system, an acid treatment and renewal system and a system to convert waste plastics to oil. These intangible assets were developed to improve efficiency, increase productivity and generate circular products. The costs incurred for each project consist principally of the salaries of the employees working directly on the projects and include time to develop business requirements, programming and coding, software architecture design and version deployment and testing.

Emerging Growth Company Status

ESGL is an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, the Group is eligible to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to SEC reporting companies that are not emerging growth companies. For so long as ESGL remains an emerging growth company, it will not be required to, among other things:

●	present more than two years of audited consolidated financial statements and two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

●	have an auditor report on its internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; and

●	disclose certain executive compensation related items.

ESGL will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the closing of the Business Combination, (ii) the last day of the fiscal year during which ESGL has total annual gross revenue of at least US$1.07 billion, (iii) the date on which ESGL is deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of its ordinary shares that are held by non-affiliates exceeds US$700.0 million as of the last business day of its most recently completed second fiscal quarter, and (iv) the date on which ESGL has issued more than US$1.0 billion in non-convertible debt during the prior three-year period.

ESGL has taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Among those advantages, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. ESGL has elected not to opt out of such extended transition period. Accordingly, when a standard is issued or revised and it has different application dates for public or private companies, ESGL, as an emerging growth company, can defer adopting the new or revised standard until the later of the two application dates. As a result, the information that ESGL provides here may be different than the information you may receive from other public companies in which you hold equity interests. If some investors find ESGL’s securities less attractive as a result, there may be a less active trading market for its securities and the prices of its securities may be more volatile.

Quantitative and Qualitative Disclosures about Market Risk

Risk management overview

The Group has exposure to market risk (including currency risk and interest rate risk), credit risk, liquidity risk, capital risk and commodity price risk. The Group’s exposure to each of these risks, and its objectives, policies and processes for measuring and managing risk are more fully described in the notes to its consolidated financial statements appearing elsewhere in this prospectus.

Market Risk

(i)	Currency Risk

While the Group’s reporting currency is the U.S. dollar, almost all of its sales and purchases are denominated in Singapore dollars. As a result, the Group is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and Singapore dollar. If the Singapore dollar depreciates against the U.S. dollar, the value of the Group’s Singapore dollar revenues, earnings and assets as expressed in the Group’s U.S. dollar consolidated financial statements will decline. The Group does not have a policy to hedge its exposure to foreign exchange risk.

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(ii)	Interest Rate Risk

The Group is exposed to interest rate risk on its non-current borrowings at variable rates.

The Group’s borrowings at variable rates are denominated mainly in Singapore dollars. At December 31, 2023, if the Singapore dollar interest rates had increased/decreased by 0.5% (at December 31, 2022: 0.5%) with all other variables including tax rate being held constant, the loss after tax for the financial year would have been lower/higher by US$18,830 (2022: US$18,554) as a result of higher/lower interest expense on these borrowings.

Credit risk

The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Group performs ongoing credit evaluation of its counterparties’ financial conditions and generally do not require collateral.

Financial assets are potentially subject to concentrations of credit risk and failures by counterparties to discharge their obligations in full or in a timely manner. These arise principally from cash and cash equivalents, receivables and other financial assets. The maximum exposure to credit risk is the total of the fair value of the financial assets at the end of the reporting year. Credit risk on cash balances with banks and any other financial instruments is limited because the counter-parties are entities with acceptable credit ratings.

Liquidity risk

The Group is exposed to liquidity risk, which is risk that it will be unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Group will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Capital risk

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and a net current asset position to support its business and maximize its shareholders’ value. The capital structure of the Group comprises issued share capital and retained earnings.

The Group manages its capital structure and makes adjustments in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

The Group is in compliance with all externally imposed capital requirements for the financial years ended December 31, 2023 and 2022.

Commodity Price Risk

As the Group derives part of its revenue from the sales and trading of its circular products, which typically include zinc, precious metals and base metals, the Group is exposed to commodity price risk, which is risk on its financial performance and profitability upon fluctuations in the prevailing market prices of these commodities that are out of its control since they are primarily driven by external market forces.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESGL Holdings Limited

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: February 7, 2025

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